UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

    Attached hereto as Exhibit 1 is an update with respect to the fleet information of Star Bulk Carriers Corp. (the “Company”).  Attached hereto as Exhibit 2 is an update with respect to recent developments in the Company’s business.

    This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) (“Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2008, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

    Our disclosure and analysis in this document concerning our operations, cash flows and financial condition, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should,” and similar expressions are forward-looking statements.

    All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	economic and political conditions;

•	our pending acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;

•	competition in the seaborne transportation industry;

•	statements about seaborne transportation trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; and

•	our expectations of the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives.

    Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation; and

•	length and number of off-hire periods and dependence on third-party managers.

    You should not place undue reliance on forward-looking statements contained in this document, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this document are qualified in their entirety by the cautionary statements contained in this document. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

    Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Exhibit 1

    Unless we otherwise stated, when used in this Report on Form 6-K, the terms “Star Bulk Carriers Corp.,” “Star Bulk,” “Company,” “we,” “us,” and “our” refer to Star Bulk Carriers Corp. and its subsidiaries. Our functional currency is in the U.S. dollar as all of our revenues are received in U.S. dollars and a majority of our expenditures are made in U.S. dollars. All references in this Report to “$” or “dollars” are to U.S. dollars.

Our Fleet

    We own and operate a fleet of 12 vessels consisting of four Capesize and eight Supramax drybulk carriers with an average age of 9.7 years and a combined cargo carrying capacity of approximately 1.1 million dwt.  Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.

    We charter all of our vessels under medium- to long-term time charters with terms of approximately one to five years, other than the Star Beta and the Star Sigma, which are currently employed in the spot market.  We expect the Star Sigma to trade in the spot market until it commences a three year time charter at a gross daily average charter rate of $63,000 per day beginning in March 2009.

    The following table represents a list of all of the vessels in our fleet as of January 8, 2009:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	Average Daily Hire Rate	Type/ Remaining Term
Star Alpha (ex A Duckling)(1)	Capesize	175,075	1992	$47,500	Time charter/0.5 year
Star Beta (ex B Duckling)	Capesize	174,691	1993	N/A	Spot
Star Gamma (ex C Duckling)	Supramax	53,098	2002	$28,500	Time charter/0.05 year
Star Delta (ex F Duckling)	Supramax	52,434	2000	$25,800	Time charter/0.1 year
Star Epsilon (ex G Duckling)	Supramax	52,402	2001	$25,550	Time charter/0.06 year
Star Zeta (ex I Duckling)	Supramax	52,994	2003	$42,500	Time charter/2.2years
Star Theta (ex J Duckling)	Supramax	52,425	2003	$32,500	Time charter/0.2year
Star Kappa (ex E Duckling)	Supramax	52,055	2001	$47,800	Time charter/1.6years
Star Sigma (ex Sinfonia) (2)	Capesize	184,403	1991	$63,000	Time charter/3.0 years commencing March 1, 2009
Star Omicron (ex Nord Wave)	Supramax	53,489	2005	$43,000	Time charter/2.1 years
Star Cosmo (ex Victoria)	Supramax	52,247	2005	$39,868	Time charter/2.3 years
Star Ypsilon (ex Falcon Cape)	Capesize	150,940	1991	$91,932	Time charter/2.5 years
Recently Sold
Star Iota (ex Mommy Duckling)(3)	Panamax	78,585	1983	$18,000

(1)	The Star Alpha is currently off-hire and undergoing unscheduled repairs. We expect the total period for which this vessel is off-hire for such repairs to be approximately 25 days.

(2)
The Star Sigma, which was on time charter to a Japanese charterer at a gross daily charter rate of $100,000 per day until March 1, 2009 (earliest redelivery), was redelivered to us earlier pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009. We received payment in full and the vessel is currently trading in the spot market on a voyage charter to BHP Billiton at a gross time charter equivalent rate, or TCE rate, of approximately $14,100 per day, resulting in revenue for the vessel that is effectively higher than it would have been under the original charter at the rate of $100,000 per day.  We calculate TCE rate by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenue by voyage days for the relevant time period.  Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.  The vessel is scheduled to commence a three year time charter at a gross daily average charter rate of $63,000 per day beginning in March 2009.

(3)	On April 24, 2008, we entered into an agreement to sell Star Iota for gross proceeds of $18.4 million. We delivered this vessel to its purchasers on October 6, 2008.

Exhibit 2

    During December 2008, we entered into two freight forward agreements, or FFAs, on the Capesize index totaling 360 calendar days in 2009 with an average rate of approximately $19,900 per day. The Capesize index refers to the daily hire rate of a modern Capesize dry bulk carrier. The contracts are intended to serve as an approximate hedge for one of our Capesize vessels trading in the spot market for 2009, effectively locking-in the approximate amount of revenue that we expect to receive from such vessel for the period. We also entered into FFA contracts on the Capesize index totaling 60 calendar days in 2010 with an average rate of approximately $25,225 per day. All of our FFA transactions are cleared through LCH Clearnet Group and are intended as approximate hedges to our physical exposure in the spot market. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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Star Bulk Carriers Corp

Dated: January 28, 2009	By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 958889